EXHIBIT 21.2

LIST OF SUBSIDIARIES

The following is a list of wholly-owned subsidiaries of ZAP.

1.	Voltage Vehicles, a Nevada company.

2.	ZAP Rental Outlet, a Nevada company.

3.	ZAP Stores, Inc., a California company.

4.	ZAP Manufacturing, Inc., a Nevada company.

5.	ZAP World Outlet, Inc., a California company.